UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549
                    _________________________


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                         DENTALSERV.COM
_________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_________________________________________________________________
                 (Title of Class of Securities)


                           24874C 10 6
_________________________________________________________________
                         (CUSIP Number)


                  Eugene Michael Kennedy, Esq.
                       517 SW First Avenue
                 Fort Lauderdale, Florida 33301
                         (954) 524-4155
_________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                        December 15, 2006
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=================================================================
                          SCHEDULE 13D
CUSIP No. 24874C 10 6                           Page 2 of 6 Pages
=================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only.)

     Vision Opportunity Master Fund, Ltd.    Id.No.: 27-0120759
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [  ]
     N/A                                               (b) [  ]
_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)      [  ]

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_________________________________________________________________
NUMBER OF SHARES     7    SOLE VOTING POWER
  BENEFICIALLY
OWNED BY EACH             5,016,150
  REPORTING
 PERSON WITH

                _________________________________________________
                     8    SHARED VOTING POWER

                          -0-

                _________________________________________________
                     9    SOLE DISPOSITIVE POWER

                          5,016,150

                _________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         -0-
_________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

    5,016,150
_________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES :

_________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    90%
_________________________________________________________________
14  TYPE OF REPORTING PERSON

    CO
_________________________________________________________________

=================================================================
                          SCHEDULE 13D
CUSIP No. 24874C 10 6                           Page 3 of 6 Pages
=================================================================



ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D is being filed with respect to the common stock, par value $.001 per share (the "Common Stock") of DentalServ.Com, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 20 West 55th Street, Floor 5, New York, New York 10010.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is filed by Vision Opportunity Master Fund, Ltd. (hereinafter referred to as "Vision" or the "Reporting Person"), a corporation organized under the laws of the Cayman Islands. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and
(c) present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Reporting Person (the "Directors and Officers")

      (b) The Reporting Person's principal business and office address is 20 West 55th Street, Fifth Floor, New York, New York
10019.

      (c) The principal business of the Reporting Person is directly negotiated private investing in public and non-public companies.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding. To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a corporation organized under the laws of the Cayman Islands.

=================================================================
                          SCHEDULE 13D
CUSIP No. 24874C 10 6                           Page 4 of 6 Pages
=================================================================

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 15, 2006, DentalServ.Com (the "Company") executed a Stock Purchase Agreement (the "PA") by and among three of the Company's stockholders (the "Sellers") on the one hand, and Vision on the other hand.

      Under the PA, on December 15, 2006, the Sellers sold to Vision 5,016,150 shares ("Shares") of Common Stock for $0.13 per share, for total consideration of $650,000. The purchase and sale of the Shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of cash funds for the purchased securities was internal capital of Vision.


ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Person acquired beneficial ownership of the Shares for passive investment purposes. The Reporting Person may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of the Shares any time.

      Other than as set forth in the preceding paragraph of  this
Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of
Schedule  13D,  namely:  (a) the acquisition  by  any  person  of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Person notes the actions taken by the Company as set forth in the Form 8-K filed with the Securities and Exchange Commission on December 18, 2006 (the "8-K") but do not consider the events described therein (other than those described in the first paragraph of Item 4 herein) to be plans or proposals of the Reporting Person for purposes of this paragraph.

=================================================================
                          SCHEDULE 13D
CUSIP No. 24874C 10 6                           Page 5 of 6 Pages
=================================================================



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) This filing relates to 5,016,150 shares of Company Common Stock held of record by Vision as of the date hereof. These securities represent beneficial ownership of approximately 90% of the outstanding capital stock of the Company (as set forth in its Form
10-QSB filed on November 9, 2006).

     (b) Vision has the sole power to vote or direct the vote and sole power to dispose or disposition of the 5,016,150 shares of Company common stock described herein.

     (c) Reference is made to the Reporting Person's responses to
Item 4.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Reporting Person's responses to Items 3, 4 and 7.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Stock Purchase Agreement dated December 15, 2006 (1)



     (1) Incorporated by reference to Exhibit 10.1 to the Form 8-K of DentalServ.Com filed December 18, 2006.

=================================================================
                          SCHEDULE 13D
CUSIP No. 24874C 10 6                           Page 6 of 6 Pages
=================================================================


                           SIGNATURES
                           ----------

      After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

                              VISION OPPORTUNITY MASTER FUND, LTD.


                              By: /S/Adam Benowitz
                                 ----------------------
                              Name: Adam Benowitz
                              Title: Portfolio Manager

                           SCHEDULE I

          The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, for each of the Directors and Officers of the Reporting Person. Except as indicated below, the business address of each Director and Officer of the Reporting Person is 20 West 55th Street, Fifth Floor, New York, New York 10019. Each of the Directors and Officers of the Reporting Person is a citizen of the United States.

                            DIRECTORS
                          _____________

NAME                  PRESENT OCCUPATION AND EMPLOYER ADDRESS

Adam Benowitz         Vision Opportunity Capital Management, LLC
                      20 West 55th Street, Fifth Floor
                      New York, New York 10019

Robert Arnott         Appleby Spurling Hunter
                      P.O. Box 31695
                      George Town, Grand Cayman
                      Cayman Islands, BWI

John Lawless          BISYS Hedge Fund Services (Cayman) Ltd.
                      Cayman Corporate Centre
                      P.O. Box 1748 GT
                      27 Hospital Road
                      George Town, Cayman
                      Cayman Islands, BWI




                       EXECUTIVE OFFICERS
                     _______________________


NAME                  TITLE OF REPORTING PERSON

Adam Benowitz         Managing Partner